UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 6, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the Public Section of the UBS AG U.S. Resolution Plan, which was filed under Section 165(d) of the Dodd-Frank Wall Street Reform and Consumer Protection Act with the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Financial Stability Oversight Council on June 29, 2012, pursuant to 12 CFR §243 and 12 CFR §381. The Public Section appears immediately following this page.

US Resolution Plan

Section 1: Public Section

29 June 2012

Section 1: Public Section	1/25

Summary of US Resolution Plan

A.	Names of Material Entities	4

B.	Description of Core Business Lines	5
	1. Wealth Management Americas	5
	2. Global Asset Management	5
	3. Investment Bank	5

C.	Summary financial information regarding assets, liabilities, capital and major funding sources	6

D.	Description of derivative and hedging activities	7
	1. Types of derivative instruments	7
	2. Derivatives notional and credit exposure	12
	3. Hedge accounting	14

E.	Memberships in material payment, clearing and settlement systems	14
	1. Clearinghouse and exchange memberships	14

F.	Description of foreign operations	15

G.	Material supervisory authorities	16
	1. Regulation and supervision in Switzerland	16
	2. Regulation and supervision in the US	17
	3. Regulation and supervision in the UK	19

H.	Principal officers	20

I.	Resolution planning corporate governance structure and processes related to resolution planning	22

J.	Description of material management information systems	23

K.	High-level description of resolution strategy including such items as the range of potential purchasers of the company, its material entities and core business lines	24

Section 1: Public Section	2/25

UBS AG is the ultimate parent company of all subsidiaries globally (UBS AG and its direct and indirect subsidiaries, the “UBS Group”). UBS AG is a Swiss corporation organized as an Aktiengesellschaft (AG), which is a corporation that has issued shares of common stock to investors. Headquartered in Zurich and Basel, Switzerland, the UBS Group is a global institution with offices in more than 50 countries, including all major financial centers, and employs approximately 65,000 people. The UBS Group has five business divisions: Retail & Corporate, Wealth Management, Wealth Management Americas, Global Asset Management and the Investment Bank. As of December 31, 2011, the UBS Group had consolidated assets of approximately CHF 1,419 billion. Although global in nature, the great majority of UBS Group’s operations are located in three jurisdictions: Switzerland, the United Kingdom and the United States. Accordingly, these three jurisdictions are the focus of the UBS Group’s resolution planning.

This resolution plan (the “UBS US RSP”) is being filed pursuant to 12 CFR § 243 and 12 CFR § 381 (together, the “Regulation”).1 The Regulation defines a “Covered Company” as a “nonbank financial company supervised by the Board [of Governors of the Federal Reserve System] . . . with total consolidated assets of [USD] 50 billion or more.”2 Because the UBS Group’s consolidated assets exceed USD 50 billion, UBS AG is a Covered Company under the Regulation. The Regulation requires each Covered Company to periodically submit to the Board, the Federal Deposit Insurance Corporation (the “FDIC”), and the Financial Stability Oversight Council (the “Council”) a plan for such company’s rapid and orderly resolution in the event of material financial distress or failure. The Regulation requires that such resolution plan provide a strategic analysis by the Covered Company of how it can be resolved under the United States Bankruptcy Code (11 U.S.C. § 101 et seq.) or other applicable insolvency regime in a way that would not pose systemic risk to the financial system. In doing so, the Covered Company must map its Core Business Lines and Critical Operations to Material Entities and provide integrated analyses of its corporate structure; credit and other exposures; funding, capital, and cash flows; the domestic and foreign jurisdictions in which it operates; and its supporting information systems. The key building blocks of any resolution plan, therefore, are the identification of Core Business Lines and Material Entities, each of which are identified below.3 UBS AG, on behalf of itself and its subsidiaries, submits this public section of the UBS US RSP in compliance with the Regulation.

Except as otherwise specifically required by the Regulation, the information contained in this UBS US RSP relates to the “subsidiaries, branches and agencies, critical operations and core business lines, as applicable, that are domiciled in the United States or conducted in whole or material part in the United States.”4 UBS AG is subject to regulation by financial regulators in multiple jurisdictions. Requirements of the non-US financial regulators relating to recovery and resolution planning differ from those under the Regulation. In particular, this US UBS RSP is focused on planning for the resolution of UBS AG’s US operations, whereas plans being formulated in other jurisdictions, including UBS AG’s home jurisdiction, Switzerland, also contain plans for the recovery of UBS AG in the event of financial distress. Accordingly, the definitions used for, and approach taken in, this UBS US RSP may differ from those used/taken with similar plans filed with non-US regulators. UBS AG anticipates that over time the regulatory approaches will converge.

[1]	Capitalized terms used but not defined in this Section 1 shall have the meanings ascribed to such terms in the Regulation.
[2]	See 12 CFR § 243 (2011); 12 CFR § 381 (2011),
[3]	Id.
[4]	Id.

Section 1: Public Section	3/25

A.	Names of Material Entities

A “Material Entity” is defined in the Regulation as “a subsidiary or foreign office of the covered company that is significant to the activities of a critical operation or core business line.”5 The Regulation defines “Critical Operations” as “those operations of the covered company, including associated services, functions and support, the failure or discontinuance of which, in the view of the covered company or as jointly directed by the Board and the Corporation, would pose a threat to the financial stability of the United States.”6 For purposes of this UBS US RSP, Critical Operations for UBS AG US operations were jointly identified by the Board and the FDIC and communicated to UBS AG. “Core Business Lines” are defined in the Regulation as “those business lines of the covered company, including associated operations, services, functions and support, that, in the view of the covered company, upon failure would result in a material loss of revenue, profit, or franchise value.”7 A description of the Core Business Lines with a connection to the US operations of the UBS Group is described in Section I.B below. While the Material Entities listed below have been designated for resolution planning purposes, such entities do not represent the universe of legal entities that constitute the UBS Group and contribute to its success.

Based upon the Core Business Lines identified by the UBS Group and the Critical Operations designated by the Board and the FDIC, UBS AG designates the following entities as Material Entities:

UBS AG New York WM Branch

UBS AG London Branch8

UBS AG Stamford Branch

UBS Bank USA

UBS Financial Services Inc.

UBS Global Asset Management (Americas) Inc.

UBS Loan Finance LLC

UBS O’Connor LLC

UBS Realty Investors LLC

UBS Securities LLC

UBS Services LLC

[5]	Id.
[6]	Id.
[7]	Id.
[8]	UBS AG London Branch, although a non-US entity, has been designated due to its relationship with and interconnectedness to the Investment Bank.

Section 1: Public Section	4/25

B.	Description of Core Business Lines

As part of its preliminary resolution planning activities, UBS AG was required to identify its Core Business Lines; namely, those business lines whose failure would result in a material loss of revenue, profit or franchise value. In sum, three business divisions with US operations collectively operate seven Core Business Lines: Wealth Management Americas, Global Asset Management, and the Investment Bank. Wealth Management Americas and Global Asset Management each comprises a separate Core Business Line; the Investment Bank comprises five Core Business Lines, as set forth below.

1.	Wealth Management Americas

The Wealth Management Americas business division of the UBS Group includes the domestic US business, the domestic Canadian business and the international business booked in the US Wealth Management Americas consists of branch networks in the US, Puerto Rico and Canada9, with 6,796 financial advisors as of December 31, 2011. Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth, high net worth and core affluent individuals and families. Wealth Management Americas accounts for 25% of the total staff, after allocation of Corporate Center (described below) employees, and 33% of the invested (i.e., client) assets of the UBS Group.

2.	Global Asset Management

The Global Asset Management business division of the UBS Group (“Global AM”) is a large-scale asset manager with diversified businesses across regions, capabilities and distribution channels. With approximately 3,800 personnel located in 26 countries, Global AM is a truly global asset manager. It offers investment capabilities and investment styles across all major traditional and alternative asset classes. These include equity, fixed income, currency, hedge fund, real estate, infrastructure and private equity investment capabilities which can be combined into multi-asset strategies. The fund services unit of the Global AM Core Business Line provides professional services including legal fund set-up, accounting and reporting for traditional investment funds and alternative funds.

Global AM is the smallest division by headcount – its personnel amounts to 6% of the UBS Group total after allocation of Corporate Center (described below) employees. However, as of December 31, 2011, Global AM accounts for 26% (or CHF 574 billion) of the UBS Group invested (i.e. client) assets, of which approximately 66% originated from third-party clients, including institutional clients (e.g. corporate and public pension plans, governments and their central banks) and wholesale clients (e.g. financial intermediaries and distribution partners), and a further 34% originated from the UBS Group’s wealth management businesses (including Wealth Management Americas).

3.	Investment Bank

The Investment Bank business division of the UBS Group (“Investment Bank”) contains five Core Business Lines:

(a)	Investment Banking Division (“IBD”): IBD provides strategic advice and a range of capital markets execution services to corporate clients, financial institutions, financial sponsors, sovereign wealth funds and hedge funds. Its advisory group assists on acquisition and sale processes and also advises on strategic reviews and corporate restructuring solutions.

(b)	Cash Equities: Cash equities provides clients with liquidity, investment advisory, trade execution offerings and related consultancy services, together with comprehensive access to the primary markets, corporate management and subject matter expertise. It provides full-service trade execution for single stocks and portfolios, delivers capital commitments, block trading, small cap execution, commission management services, and a full suite of advanced electronic trading strategies.

[9]	The branch network in this context refers to the branches of UBS Financial Services Inc.

Section 1: Public Section	5/25

(c)	Fixed Income, Currency and Commodities Macro-FX (“FICC Macro FX”): FICC Macro FX consists of the foreign exchange, money market and interest rate sales and trading businesses, as well as cash and collateral trading. FICC Macro FX provides a range of foreign exchange, precious metals, treasury and liquidity management solutions to institutional and private clients via targeted intermediaries. Interest rate activities include standardized rate-driven products and services such as interest rate derivatives trading, underwriting and trading of government and agency securities.

(d)	FICC Lending & Credit: Credit sales and trading portions of this business line encompasses the origination, underwriting, trading and distribution of cash and synthetic products across the credit spectrum, including bonds, derivatives, notes and loans. FICC Lending & Credit is active across all major markets in secondary trading and market making of flow and structured credit instruments, securitized products and loans, and focused on providing market liquidity and tailored solutions to clients. In partnership with IBD, FICC Lending & Credit also provides capital markets debt financing and liability risk management solutions to corporates and institutions.

(e)

Linear Interest Rates – Short End: The Linear Interest Rates – Short End business line makes markets and provides clients with liquidity in G10,[10] money markets, overnight index swaps, FX swaps, forward rate agreements, short-date interest rate swaps, interest rate and bond futures, bank notes and precious metals.

The Investment Bank is the largest division by owned assets, accounting for 76% of the consolidated total for the UBS Group. In terms of headcount, as of December 31, 2011, the Investment Bank was the biggest division of the UBS Group, with approximately 17,000 staff (or 27% of the UBS Group total) after allocation of Corporate Center (described below) employees.

C.	Summary financial information regarding assets, liabilities, capital and major funding sources

The assets, liabilities, capital and major funding sources of the consolidated organization are set forth in UBS AG’s Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the year ending December 31, 2011 (the “Annual Report”).11 Please refer to pages 62 to 81 of the Annual Report12 for a detailed description of financial and operating results of UBS AG and its subsidiaries as of December 31, 2011. Please refer to pages 82 to 107 of the Annual Report13 for a detailed description of financial and operating results by business division as of December 31, 2011. Please refer to Item 18 Financial Statements and the Notes to the Financial Statements on pages 280 to 410 of the Annual Report14 for detailed consolidated financial statements of UBS AG and its subsidiaries as of December 31, 2011.

[10]

The G10 or “Group of Ten” is made up of eleven industrial countries (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, Switzerland, the United Kingdom and the United States) which consult and co-operate on economic, monetary and financial matters.

[11]	UBS AG, Annual Report (Form 20-F) (Mar. 15, 2012),
http://edgar.sec.gov/Archives/edgar/data/1114446/000119312512115964/0001193125-12-115964-index.htm

[12]	Id., at 62-81.
[13]	Id., at 82-107.
[14]	Id., at 280-410.

Section 1: Public Section	6/25

D.	Description of derivative and hedging activities

In 2009, the G2015 countries committed to move all standardized over-the-counter (“OTC”) derivative contracts on exchange and clear them through central counterparties by the end of 2012. This commitment is being implemented through the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”)16 in the US and corresponding legislation in the European Union (the “EU”) and other jurisdictions, and will have a significant impact on the OTC derivatives business of UBS AG and its subsidiaries and business lines, primarily in the Investment Bank. For example, most OTC derivatives trading will move toward a central clearing model, increasing transparency through trading on exchanges or swap execution facilities.

In addition, and in connection with the rules being adopted on swaps and derivative markets in the US as part of the Dodd-Frank Act, UBS AG may be required to register as a swap dealer in the US during 2012. The new regulations will impose substantial new requirements on registered swap dealers. Although no rules have been issued yet, the CFTC has recommended that foreign entities transacting in more than a de minimis level of US swap dealing activity (i.e. over USD 8 billion in market making swaps activity with US market participants) be required to register under the CFTC’s swap dealer registration rules.17 For foreign financial institutions, swaps with US persons or their overseas branches would count toward the de minimis threshold.18 The potential extra-territorial application of the new rules could create a significant operational and compliance burden and potential for duplicative and conflicting regulation.19

1.	Types of derivative instruments

The UBS Group uses the following derivative financial instruments for both trading and hedging purposes. Through the use of the products listed below, the UBS Group is engaged in extensive high volume market-making and client facilitation trading referred to as the flow business. Measurement techniques applied to determine the fair value of each product type are described in “Note 26c Valuation techniques by product” of the Annual Report.20

The main types of derivative instruments used by the UBS Group are:

•

Options and warrants: Options and warrants are contractual agreements under which, typically, the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option), or to sell (put option) at, or before, a set date, a specified quantity of a financial instrument or commodity at a predetermined price. The purchaser pays a premium to the seller for this right. Options involving more complex payment structures are also transacted. Options may be traded in the OTC market, or on a regulated exchange, and may be traded in the form of a security (warrant).[21]

•	Swaps: Swaps are transactions in which two parties exchange cash flows on a specified notional amount for a predetermined period.[22]

[15]

The G20 is a group of finance ministers and central bank governors from the following 20 major economies: Argentina, Australia, Brazil, Canada, China, France, Germany, India, Indonesia, Italy, Japan, Mexico, Russia, Saudi Arabia, South Africa, South Korea, Turkey, the United Kingdom, the United States and the European Union.

[16]	12 U.S.C. § 5365(d) (2010).
[17]

See Mr. Gary Gensler, Chairman of the FDIC, Remarks on Derivatives and the Cross-Border Application of Dodd-Frank Swap Market Reforms at the Institute of International Bankers’ Membership Luncheon (June 14, 2012) (available at http://www.cftc.gov/PressRoom/SpeechesTestimony/opagensler-116).

[18]	Id.
[19]	UBS AG, Annual Report (Form 20-F), at 51 (Mar. 15, 2012).
[20]	Id., at 366-367.
[21]	Id., at 351.
[22]	Id.

Section 1: Public Section	7/25

•

Forwards and futures: Forwards and futures are contractual obligations to buy or sell financial instruments or commodities on a future date at a specified price. Forward contracts are tailor-made agreements that are transacted between counterparties in the OTC market, whereas futures are standardized contracts transacted on regulated exchanges.[23]

•

Cross-currency swaps: Cross-currency swaps involve the exchange of interest payments based on two different currency principal balances and reference interest rates and generally also entail exchange of principal amounts at the start or end of the contract. Most cross-currency swaps are traded in the OTC market.[24]

The main products and underlyings that the UBS Group uses are:

•	Interest rate contracts: Interest rate products include interest rate swaps, swaptions (swap options) and caps and floors.[25]

•

Credit derivatives: Credit default swaps (CDS) are the most common form of a credit derivative, under which the party buying protection makes one or more payments to the party selling protection in exchange for an undertaking by the seller to make a payment to the buyer following the occurrence of a contractually defined credit event with respect to a specified third-party credit entity. Settlement following a credit event may be a net cash amount, or cash in return for physical delivery of one or more obligations of the credit entity, and is made regardless of whether the protection buyer has actually suffered a loss. After a credit event and settlement, the contract is generally terminated. An elaboration of credit derivatives is included in the Annual Report.[26]

•

Total return swaps (TRSs): Total return swaps (TRSs) are employed in both the Investment Bank’s fixed income and equity trading businesses with underlyings which are generally equity or fixed income indices, loans or bonds. TRSs are structured with one party making payments based on a set rate, either fixed or variable, and the other party making payments based on the return of an underlying asset, which includes both the profit and loss it generates and any changes in its value.[27]

•

Foreign exchange contracts: Foreign exchange contracts will include spot, forward and cross-currency swaps and options and warrants. Forward purchase and sale currency contracts are typically executed to meet client needs and for trading and hedging purposes.[28]

•

Equity/Index contracts: The UBS Group uses equity derivatives linked to single names, indices and baskets of single names and indices. The indices used may be based on a standard market index, or may be defined by UBS AG and/or its subsidiaries. The product types traded include vanilla listed derivatives, both options and futures, total return swaps, forwards and exotic OTC contracts.[29]

•

Commodities contracts: The UBS Group has an established commodity derivatives trading business, which includes the commodity index, the structured business and the flow business. The index and structured business are client facilitation businesses trading exchange traded funds, OTC swaps and options on commodity indices. The underlying indices cover third party and the UBS Group-defined indices such as the UBS Bloomberg Constant Maturity Commodity Index and the Dow Jones – UBS Commodity Index. The flow business is investor led and incorporates both ETD and vanilla OTC products, for which the underlying covers the agriculture, base metals and energy sectors. All of the flow trading is cash settled with no physical delivery of the underlying commodity.[30]

[23]	Id.
[24]	Id.
[25]	Id.
[26]	Id., at 352.
[27]	Id.
[28]	Id.
[29]	Id.
[30]	Id.

Section 1: Public Section	8/25

•

Precious metals: The UBS Group has an established precious metals ability in both flow and non-vanilla OTC products incorporating both physical and non-physical trading. The flow business is investor led and products include ETD, vanilla OTCs and certain non-vanilla OTCs. The vanilla OTCs are in forwards, swaps and options. The non-vanilla OTC business relates to cash-settled forwards similar in nature to non-deliverable forwards, meaning there is no physical delivery of the underlying.[31]

Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is predominantly managed and controlled as an integral part of the market risk of these portfolios. The UBS Group’s approach to market risk is described in the audited portions of the “Market risk” section of the Annual Report.32 Derivative instruments are transacted with many different counterparties, most of whom are also counterparties for other types of business. The credit risk of derivatives is managed and controlled in the context of the UBS Group’s overall credit exposure to each counterparty. The UBS Group’s approach to credit risk is described in the audited portions of the “Credit risk” section of the Annual Report.33

It should be noted that, although the net positive replacement values (“RV”) shown on the balance sheet can be an important component of the UBS Group’s credit exposure, the positive RV for a counterparty is rarely an adequate reflection of the UBS Group’s credit exposure in its derivatives business with that counterparty. This is, for example, because on one hand, RV can increase over time (“potential future exposure”); while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with other counterparties. Both the exposure measures used by the UBS Group internally to control credit risk and the capital requirements imposed by regulators reflect these additional factors. The RV presented on the UBS Group’s balance sheet include netting in accordance with International Financial Reporting Standards requirements (refer to “Note 1a) 35) Netting” of the Annual Report34), which is more restrictive than netting in accordance with the Swiss Federal Banking Law (as defined below). Swiss Federal Banking Law netting is generally based on close-out netting arrangements that are enforceable in case of insolvency. The positive and negative RV based on netting in accordance with the Swiss Federal Banking Law (factoring in cash collateral) are presented on the bottom of the table below. The notional amounts presented in the tables below indicate a nominal value of transactions outstanding at the reporting date but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the UBS Group’s exposure to credit or market risks.

[31]	Id.
[32]	Id., at 133-139.
[33]	Id., at 116-132.
[34]	Id., at 312.

Section 1: Public Section	9/25

Derivative instruments 1

	31.12.11					31.12.10 [6]
CHF billion	Total PRV [2]	Notional values related to PRVs [3]	Total NRV [4]	Notional values related to NRVs [3]	Other notional values [3,5]	Total PRV [2]	Notional values related to PRVs [3]	Total NRV [4]	Notional values related to NRVs [3]	Other notional values [3,5]
Interest rate contracts
Over-the-counter (OTC) contracts
Forward contracts [7]	2.0	1,610.0	2.3	1,637.4	0.0	1.9	1,320.7	2.3	1,233.6	0.0
Swaps	247.3	6,661.7	226.1	6,561.5	15,771.7	170.4	7,527.0	154.3	7,423.7	13,076.0
Options	46.7	1,173.2	48.0	1,185.2	0.0	31.2	785.3	32.5	822.8	0.0
Exchange-traded contracts
Futures					1,450.5					778.3
Options	0.0	124.0	0.0	127.8	0.0	0.0	43.7	0.0	49.4	0.0
Agency transactions [8]	0.1		0.1			0.2		0.2
Total	296.1	9,569.0	276.4	9,511.9	17,222.2	203.7	9,676.7	189.3	9,529.5	13,854.3
Credit derivative contracts
Over-the-counter (OTC) contracts
Credit default swaps	66.6	1,292.2	62.9	1,238.0	172.4	52.2	1,189.8	49.8	1,091.2	0.0
Total rate of return swaps	0.6	2.4	0.5	2.0	0.0	3.5	6.1	1.3	4.2	0.0
Options and warrants	0.1	3.6	0.1	4.6	0.0	0.1	11.9	0.1	9.5	0.0
Total	67.3	1,298.1	63.5	1,244.6	172.4	55.8	1,207.8	51.2	1,104.9	0.0
Foreign exchange contracts
Over-the-counter (OTC) contracts
Forward contracts	15.7	648.3	14.9	610.5	0.0	16.3	531.1	17.1	554.1	0.0
Interest and currency swaps	75.7	2,177.4	85.5	2,165.5	0.0	88.5	2,279.9	97.0	2,190.5	0.0
Options	5.8	367.8	5.8	346.4	0.0	8.7	515.1	8.8	483.4	0.0
Exchange-traded contracts
Futures					12.2					9.0
Options	0.0	0.1	0.0	0.6	0.0	0.0	0.0	0.0	0.1	0.0
Agency transactions [8]	0.0		0.0			0.0		0.0
Total	97.2	3,193.7	106.3	3,123.0	12.2	113.5	3,326.1	123.0	3,228.1	9.0
Equity / index contracts
Over-the-counter (OTC) contracts
Forward contracts	2.8	38.3	3.0	39.0	0.0	2.5	31.5	3.5	40.5	0.0
Options	8.7	69.0	8.9	86.9	0.0	8.1	67.0	8.6	81.0	0.0
Exchange-traded contracts
Futures					14.7					23.3
Options	3.3	84.6	3.7	85.2	0.0	3.8	94.4	3.7	98.2	0.0
Agency transactions [8]	3.9		4.2			7.5		7.6
Total	18.8	191.8	19.8	211.1	14.7	21.9	192.9	23.4	219.7	23.3

[35]

Table continues on the next page

[35]	Id., at 353.

Section 1: Public Section	10/25

Table continued from previous page.

	31.12.11								31.12.10 [6]
CHF billion	Total PRV [2]	Notional values related to PRVs	[3]	Total NRV [4]	Notional values related to NRVs	[3]	Other notional values	[3,5]	Total PRV [2]	Notional values related to PRVs	[3]	Total NRV [4]	Notional values related to NRVs	[3]	Other notional values	[3,5]
Commodities contracts
Over-the-counter (OTC) contracts
Forward contracts	2.8	29.9		2.3	21.4		0.0		2.8	19.5		3.2	21.7		0.0
Options	1.6	30.4		2.1	28.1		0.0		1.5	19.3		1.8	16.0		0.0
Exchange-traded contracts
Futures							17.7								37.8
Forward contracts [9]	0.1	36.7		0.2	35.0		0.0								0.0
Options	0.0	4.4		0.0	6.3		0.0		0.0	0.7		0.0	1.2		0.0
Agency transactions [8]	2.3			2.4					1.7			1.7
Total	6.9	101.3		7.0	90.9		17.7		6.0	39.5		6.6	38.9		37.8
Unsettled purchases of non- derivative financial assets [10]	0.2	39.8		0.2	10.7		0.0		0.2	36.5		0.1	18.8		0.0
Unsettled sales of non-derivative financial assets 10	0.1	17.9		0.2	30.2		0.0		0.1	34.9		0.1	13.0		0.0
Total derivative instruments, based on IFRS netting	486.6	14,411.6		473.4	14,222.4		17,439.2		401.1	14,514.3		393.8	14,152.9		13,924.4
Replacement value netting, based on capital adequacy rules	(383.3)			(383.3)					(301.5)			(301.5)
Cash collateral netting, based on capital adequacy rules	(45.6)			(28.0)					(36.5)			(23.9)
Total derivative instruments, based on capital adequacy netting [11]	57.7			62.1					63.1			68.3

1 Bifurcated embedded derivatives are presented in the same balance sheet line as the host contract and are excluded from the table; these derivatives amount to a PRV of CHF 1.1 billion (2010: CHF 2.7 billion) (related notional values of CHF 24.8 billion (2010: CHF 8.6 billion)) and an NRV of CHF 0.2 billion (2010: CHF 1.3 billion) (related notional values of CHF 9.3 billion (2010: CHF 10.4 billion)).

2 PRV: Positive replacement value.   3 For 31 December 2011: in case of netting of replacement values on the balance sheet, notional values of gross derivatives are presented in accordance with the gross positive replacement value and gross negative replacement value of the netted derivatives, respectively. For 31 December 2010: in case of netting of replacement values on the balance sheet, the sum of the notional values of netted derivatives is presented in accordance with the related net positive replacement value or net negative replacement value of the netted derivatives.   4 NRV: Negative replacement value.   5 Receivables resulting from these derivatives are recognized on our balance sheet under Due from banks, Loans and Cash collateral receivables on derivative instruments totaling CHF 2.4 billion (2010: CHF 0.7 billion). Payables resulting from these derivatives are recognized on our balance sheet under Due to banks, Due to customers and Cash collateral payables on derivative instruments totaling CHF 2.7 billion (2010: CHF 2.7 billion).   6 In 2011, we corrected notional values for Interest rate and Equity / index contracts. In addition, we reclassified certain PRVs, NRVs and related notional amounts from Equity / index contracts to Commodities contracts.   7 Negative replacement values as of 31 December 2011 include CHF 0.2 billion related to derivative loan commitments (31 December 2010: 0.3 billion). The maximum irrevocable amount related to these commitments was CHF 6.1 billion as of 31 December 2011 (31 December 2010: CHF 1.0 billion), which is not reflected in the reported notional amounts.   8 Notional values of exchange-traded agency transactions are not disclosed due to their significantly different risk profile.   9 In 2010, these forward contracts were not reported as PRVs and NRVs, but on the balance sheet lines Loans and Due to customers, respectively. Notional values were reported as Other notional values.   10 Changes in the fair value of purchased and sold non-derivative financial assets between trade date and settlement date are recognized as replacement values.   11 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law.

36

[36]	Id., at 354.

Section 1: Public Section	11/25

2.	Derivatives notional and credit exposure

The “Credit Exposure by business division” table below shows a breakdown of the UBS Group’s banking and traded product exposures before and after allowances and provisions for credit losses, credit valuation adjustment on traded products and specific credit hedges. Portfolio hedges, such as index credit default swaps (“CDS”), are not included in this analysis. Banking product exposures are shown on an amortized cost or notional basis, without applying credit conversion factors. Exposures to OTC derivatives are generally shown in the table as net positive RV after the application of legally enforceable netting agreements and the deduction of cash collateral. In some cases, however, the exposures are based on a more simplistic RV plus add-on approach. Exchange-traded derivatives exposures take into account initial and daily variation margins. Securities financing exposures are shown net of the collateral received.

The UBS Group’s lending business saw increased levels in 2011, following material client deleveraging in the prior year. Total credit exposure before deductions amounted to CHF 476 billion on December 31, 2011 compared with CHF 445 billion at the end of 2010. The UBS Group’s banking product exposures increased to CHF 394 billion from CHF 356 billion, mainly due to increases in the balances with central banks and in the loan books of Wealth Management & Swiss Bank and Wealth Management Americas. The UBS Group’s traded products exposures, which arise largely in the Investment Bank, declined by CHF 7 billion to CHF 82 billion. The largest component of the UBS Group’s credit exposure before deductions as of December 31, 2011 was its loan portfolio, accounting for CHF 257 billion or 54% of total credit exposure. Of this, CHF 210 billion was attributable to Wealth Management & Swiss Bank.37

Credit exposure by business division

	Wealth Management & Swiss Bank		Wealth Management Americas		Investment Bank		Other[1]		UBS
CHF million	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10
Balances with central banks	3,370	10,727	2,161		31,743	13,732	1,290		38,565	24,459
Due from banks	4,395	2,678	1,594	2,157	18,182	13,924	655	315	24,826	19,075
Loans	210,375	201,942	27,894	22,472	18,5522	17,6792	155	158	256,9772	242,2502
Guarantees	11,797	10,505	406	370	5,551	4,820	129	123	17,884	15,819
Loan commitments	7,955	7,276	1,076	1,066	46,927	46,216			55,958	54,558
Banking products [3]	237,893	233,128	33,131	26,065	120,955	96,371	2,229	596	394,209	356,161
OTC derivatives	5,709	4,048	74	56	45,759	47,452	330	284	51,871	51,840
Exchange-traded derivatives	984	978	877	1,114	7,938	14,599			9,799	16,691
Securities financing transactions			155	156	20,051	20,279			20,206	20,435
Traded products	6,693	5,026	1,106	1,326	73,748	82,330	330	284	81,877	88,966
Total credit exposure	244,585	238,155	34,238	27,391	194,703	178,701	2,559	880	476,086	445,127
Total credit exposure, net [4]	243,476	236,488	34,235	27,389	163,057	143,364	2,559	876	443,328	408,117

1Includes Global Asset Management and Corporate Center.     2 Does not include reclassified securities and similar acquired securities.     3 Excludes loans designated at fair value.     4 Net of allowances, provisions, CVA and hedges.

38

The UBS Group’s credit derivatives trading is predominantly on a collateralized basis. This means that the UBS Group’s credit exposures arising from derivatives activities with collateralized counterparties are typically closed out in full or reduced to nominal levels on a regular basis by the use of collateral. Derivatives trading with counterparties with high credit ratings (for example a large bank or broker-dealer) is typically under an International Swaps and Derivatives Association master trading agreement. Credit exposures to those counterparties from CDS, together with exposures

[37]

Starting with the first quarter of 2012, UBS will no longer report Wealth Management & Swiss Bank as a single business division, and has begun reporting Wealth Management and Retail & Corporate as separate business divisions. Swiss Bank has ceased to be a business division.

[38]	Id., at 119.

Section 1: Public Section	12/25

from other OTC derivatives, are netted and included in the calculation of the collateral required to be posted. Trading with lower rated counterparties (for example, hedge funds) would also generally require an initial margin to be posted by the counterparty. The UBS Group receives collateral from or posts collateral to its counterparties based on its open net receivable or net payable from OTC derivative activities.

Under the terms of the International Swaps and Derivatives Association master trading agreement and similar agreements, this collateral, which generally takes the form of cash or highly liquid fixed income securities, is available to cover any amounts due under those derivative transactions. Settlement risk (including payment risk) of CDS has been mitigated to some extent by the development of a market-wide credit event auction process. This has resulted in a widespread shift to the cash settlement of CDS following a credit event on a reference entity. The UBS Group did not experience any significant losses from failed settlements on CDS contracts in 2011. The vast majority of the UBS Group’s CDS trading activity is conducted by the Investment Bank. The “Credit derivatives portfolio (split by counterparty)” table below provides further analysis of the Investment Bank’s CDS counterparties based on notional amount of CDS protection purchased and sold. The analysis shows that the vast majority of the Investment Bank’s CDS counterparties were market professionals. Based on the same notional measure, approximately 98% of these counterparties were rated investment grade and approximately 99% of the CDS activity was traded on a collateralized basis.

Credit derivatives 1, 2

This table provides an overview of our credit derivative portfolio by product group using notional values. The table also provides a breakdown of credit derivative positions used to manage our own credit portfolio risks (banking book for regulatory purposes) and those arising through intermediation activities (trading book for regulatory capital purposes).

	Regulatory banking book			Regulatory trading book			Total
Notional amounts, CHF million	Protection bought	Protection sold	Total	Protection bought	Protection sold	Total	31.12.11	31.12.10
Credit default swaps	22,348	3,719	26,067	1,279,326	1,236,239	2,515,565	2,541,632	2,304,549
Total return swaps				4,280	123	4,403	4,403	8,931
Total 31.12.11	22,348	3,719	26,067	1,283,606	1,236,362	2,519,968	2,546,035
Total 31.12.10	28,650	2,602	31,252	1,167,228	1,115,000	2,282,228		2,313,480

1 Notional amounts of credit derivatives are based on accounting definitions and do not include any netting benefits. For capital underpinning of the counterparty credit risk of derivative positions, the effective expected positive exposure (or exposure according to current exposure method) is taken.    2 Notional amounts are reported based on regulatory scope of consolidation and do not include options and warrants.

Credit derivatives portfolio (split by counterparty) 1

	% of total notional		% of buy notional		% of sell notional
	31.12.11	31.12.10	31.12.11	31.12.10	31.12.11	31.12.10
Portfolio segment
Developed markets commercial banks	60	59	59	58	61	60
Broker-dealers, investment and merchant banks	23	25	23	25	23	25
Hedge funds	1	2	1	1	2	3
All other	16	15	18	17	14	12

1 Counterparty analysis based on notional CDS exposures of the Investment Bank sourced from credit risk systems.

[39]

[39]	Id., at 175.

Section 1: Public Section	13/25

3.	Hedge accounting

The UBS Group uses derivative instruments as part of its asset and liability management activities to manage exposures particularly to interest rate and foreign currency risks, including exposures arising from forecast transactions. If derivative and non-derivative instruments meet certain criteria, UBS AG and/or its subsidiaries designate such instruments as hedging instruments in fair value hedges, cash flow hedges or net investment hedges. The designation of derivative or non-derivative hedging instruments is at the discretion of UBS AG and/or its subsidiaries. At the time a financial instrument is designated in a hedge relationship, the UBS Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction and the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the UBS Group assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging instruments, primarily derivatives, have been “highly effective” in offsetting changes in the fair value or cash flows associated with the designated risk of the hedged items.

Changes in the fair value of derivatives that qualify as fair value hedges are recorded in the income statement along with the change in the fair value of the hedged item attributable to the hedged risk. The effective portion of changes in the fair value of derivatives that qualify as cash flow hedges is recognized in equity and transferred to profit or loss in the same periods in which the hedged cash flows affect profit or loss. Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges.

The UBS Group discontinues hedge accounting when it determines that a hedging instrument is not, or has ceased to be, highly effective as a hedge; when the derivative expires or is sold, terminated or exercised; when the hedged item matures, is sold or repaid; or when a forecast transaction is no longer deemed highly probable. In certain circumstances, the UBS Group may decide to discontinue hedge accounting voluntarily, even though the mentioned criteria for discontinuing are not fulfilled. De-designated hedging derivatives from hedge relationships are treated as held for trading from the de-designation date.40

E.	Memberships in material payment, clearing and settlement systems

1.	Clearinghouse and exchange memberships

Certain entities in the UBS Group are members of numerous securities and derivative exchanges and clearinghouses. In connection with some of those memberships, such entities may be required to pay a share of the financial obligations of another member who defaults, or otherwise be exposed to additional financial obligations as a result. While the membership rules vary, obligations generally would arise only if the exchange or clearinghouse had exhausted its resources. UBS AG considers the probability of a material loss due to such obligations to be remote.41

[40]	Id., at 61.
[41]	Id., at 78.

Section 1: Public Section	14/25

F.	Description of foreign operations

UBS AG and its subsidiaries draw on their 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. The UBS Group’s business strategy is centered on its pre-eminent global wealth management businesses and its universal bank in Switzerland. The global, operational structure of the UBS Group comprises the Corporate Center and five business divisions: Wealth Management, Retail & Corporate, Wealth Management Americas, Global AM and the Investment Bank.

The Corporate Center provides treasury services, and manages support and control functions, for all business divisions of the UBS Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of non-trading risk, communications and branding, human resources, information technology, real estate, procurement, corporate development and service centers. The Corporate Center allocates most of the treasury income, operating expenses and personnel associated with these activities to the businesses based on capital and service consumption levels. Most, although by no means all, aspects of the Corporate Center are housed in UBS AG.

Wealth Management focuses on delivering comprehensive financial services to high net worth and ultra high net worth individuals around the world – except to those served by Wealth Management Americas – as well as private and corporate clients in Switzerland. The UBS Group’s Wealth Management business unit provides clients in over 40 countries, including Switzerland, with financial advice, products and tools to fit their individual needs.

Retail & Corporate provides individual and business clients with an array of banking services, such as deposits and lending, and maintains a leading position across its client segments in Switzerland. Starting with the first quarter of 2012, UBS has begun reporting Wealth Management and Retail & Corporate as separate business divisions, and will no longer report Wealth Management & Swiss Bank. Swiss Bank has ceased to be a business division.

Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

Global AM is a large-scale, global asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currency, hedge fund, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services, including legal fund set-up, accounting and reporting for traditional investment funds and alternative funds.

The Investment Bank provides a broad range of products and services in equities, fixed income, foreign exchange and commodities to corporate and institutional clients, sovereign and government bodies, financial intermediaries, alternative asset managers and the UBS Group’s wealth management clients. The Investment Bank is housed largely in Swiss, UK, and US entities. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a broad range of securities. It provides financial solutions to a wide range of clients, and offers advisory and analytics services in all major capital markets.

Section 1: Public Section	15/25

G.	Material supervisory authorities

1.	Regulation and supervision in Switzerland

Regulation by the Swiss Financial Market Supervisory Authority

As a Swiss-registered company, UBS AG’s home country regulator and consolidated supervisor is the Swiss Financial Market Supervisory Authority (“FINMA”). FINMA is strongly involved in the shaping of the legislative framework for Swiss banks. Specifically, FINMA has substantial influence on the drafting of Swiss federal acts and ordinances from the Federal Council or the parliament. On a more technical level, FINMA is empowered to issue its own ordinances and circulars.

Two-tier system of supervision and direct supervision of UBS AG

Generally, supervision in Switzerland is based on a division of tasks between FINMA and a number of authorized audit firms. Under this two-tier supervisory system, FINMA has the responsibility for overall supervision and enforcement measures while the authorized audit firms carry out official duties on behalf of FINMA.42 The responsibility of external auditors encompasses the audit of financial statements, the review of banks’ compliance with all prudential requirements and on-site audits.

Because of its importance to the Swiss financial system, UBS AG is directly supervised by dedicated teams at FINMA. The regime of direct supervision is regulated by FINMA Circular 08/9 on the Supervision of Large Banking Groups. Supervisory tools include scheduled meetings with management and information exchange encompassing all control and business areas, independent assessments through review activities, and a regular exchange of views with internal audit functions, external auditors and important host supervisors. UBS AG is directly supervised by the FINMA team titled “Supervision of UBS,”43 which is supported by teams specifically monitoring investment banking activities, risk management, and solvency and capital aspects.

Swiss Federal Legislation

UBS AG is regulated by the Swiss Federal Law relating to Banks and Savings Banks of November 8, 1934, as amended, and the related Implementing Ordinance of May 17, 1972, as amended, which are together known as the “Swiss Federal Banking Law”. Depending on the license obtained under this law, banks in Switzerland may engage in a full range of financial services activities, including commercial banking, investment banking and asset management. Banking groups may also engage in insurance activities, but these must be undertaken through a separate subsidiary. The Swiss Federal Banking Law establishes a framework for supervision by FINMA.

The legal basis for the UBS Group’s investment funds business in Switzerland is the Swiss Federal Act on Collective Investment Schemes (Collective Investment Schemes Act) of June 23, 2006, which came into force on January 1, 2007. The supervisory authority for investment funds in Switzerland is FINMA, which is responsible for the authorization and supervision of the institutions and investment funds subject to its control. In UBS AG’s capacity as a securities broker, it is governed by the Swiss Stock Exchange Act; FINMA is the competent supervisory authority.

[42]	Id., at 47.
[43]	Id., at 48.

Section 1: Public Section	16/25

Role of the Swiss National Bank and division of tasks between FINMA and the Swiss National Bank

While the Swiss National Bank (“SNB”) does not exercise any banking supervision and is not responsible for enforcing banking legislation, it is mandated to contribute to the stability of the financial system, is responsible for the supply of liquidity and conducts the monetary policy. In fulfilling its mandate, the SNB monitors developments in the banking sector from the perspective of the system as a whole. Accordingly, FINMA and the SNB work together in the following areas: (i) assessment of the soundness of systemically important banks; (ii) regulations that have a major impact on the soundness of banks, including liquidity, capital adequacy and risk distribution provisions, where they are of relevance for financial stability; and (iii) contingency planning and crisis management. FINMA and the SNB exchange information and share opinions about the soundness of the banking sector and systemically important banks, and are authorized to exchange information and documents that are not publicly accessible if they require these in order to fulfill their tasks. With regard to systemically important banks, the SNB may also carry out its own enquiries and may request that these banks provide information as required.

Self-regulation by the SIX Swiss Exchange and the Swiss Bankers Association

Certain aspects of securities brokering, such as the organization of trading, are subject to self-regulation through the SIX Swiss Exchange (“SIX”), under the overall supervision of FINMA. Furthermore, UBS AG is also an issuer of listed shares subject to self-regulation by the SIX. FINMA also officially endorses self-regulatory guidelines issued by the banking industry (through the Swiss Bankers Association), making FINMA an integral part of banking regulation.

2.	Regulation and supervision in the US

Banking regulation

The UBS Group’s operations in the US are subject to a variety of regulatory regimes. UBS AG maintains branches in several states including Connecticut, Illinois, Florida and New York. These branches are licensed either by the Office of the Comptroller of the Currency, an independent bureau of the US Department of the Treasury (the “OCC”) or the state banking authority of the state in which the branch is located. Each US branch is subject to regulation and examination by its licensing authority. The UBS Group also maintains state and federally chartered trust companies and other limited purpose banks, which are regulated by state regulators or the OCC. In addition, the Board exercises examination and regulatory authority over the UBS Group’s state-licensed US branches. Only the deposits of UBS AG’s subsidiary bank located in the State of Utah, UBS Bank USA, are insured by the FDIC. The regulation of UBS AG’s US branches and subsidiaries imposes restrictions on the activities of those branches and subsidiaries, as well as prudential restrictions, such as limits on extensions of credit to a single borrower, including UBS AG subsidiaries and affiliates.

The licensing authority of each US branch of UBS AG has the authority, in certain circumstances, to take possession of the business and property of the UBS Group located in the state of the office it licenses. Such circumstances generally include violations of law, unsafe business practices and insolvency. As long as the UBS Group maintains one or more federal branches, the OCC also has the authority to take possession of the US assets of UBS AG under generally similar circumstances, as well as in the event that a judgment against a federally licensed branch remains unsatisfied. This federal power may preempt the state insolvency regimes that would otherwise be applicable to UBS AG’s state-licensed branches. As a result, if the OCC exercised its authority over the US branches of UBS AG pursuant to federal law in the event of a UBS AG insolvency, all US assets of UBS AG would generally be applied first to satisfy creditors of these US branches as a group, and then made available for application pursuant to any Swiss insolvency proceeding.

Section 1: Public Section	17/25

In addition to the direct regulation of UBS AG’s US banking offices, because UBS AG operates US branches, it is subject to oversight regulation by the Board under various laws (including the International Banking Act of 197844 and the Bank Holding Company Act of 195645). On April 10, 2000, UBS AG was designated a “financial holding company” under the Bank Holding Company Act. Financial holding companies may engage in a broader spectrum of activities than bank holding companies or foreign banking organizations that are not financial holding companies, including underwriting and dealing in securities. To maintain UBS AG’s financial holding company status, (i) UBS AG’s US subsidiary federally chartered trust company and US subsidiary bank located in Utah are required to meet certain capital ratios, (ii) UBS AG’s US branches, US subsidiary federally chartered trust company, and US subsidiary bank located in Utah are required to meet certain examination ratings, and (iii) UBS AG’s subsidiary bank in Utah is required to maintain a rating of at least “satisfactory” under the Community Reinvestment Act of 1997.46

A major focus of US governmental policy relating to financial institutions in recent years has been aimed at fighting money laundering and terrorist financing. Regulations applicable to UBS AG and its subsidiaries impose obligations to maintain effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their clients. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing could have serious consequences for the UBS Group, both in legal terms and in terms of the UBS Group’s reputation.47

The Dodd-Frank Act impacts the financial services industry by addressing, among other issues, the following: (i) systemic risk oversight, (ii) bank capital standards, (iii) the liquidation of failing systemically significant financial institutions, (iv) OTC derivatives, (v) the ability of deposit taking banks to engage in proprietary trading activities and invest in hedge funds and private equity, (vi) consumer and investor protection, (vii) hedge fund registration, (viii) securitization, (ix) investment advisors, (x) shareholder “say on pay,” (xi) the role of credit-rating agencies, and more. The details of the legislation and its impact on the UBS Group’s operations will depend on the final regulations ultimately adopted by various agencies and oversight boards.

US regulation of other US operations

In the US, UBS Securities LLC and UBS Financial Services Inc., as well as UBS AG’s other US-registered broker-dealer entities within the UBS Group, are subject to regulations that cover all aspects of the securities business, including: sales methods; trade practices among broker-dealers; use and safekeeping of clients’ funds and securities; capital structure; recordkeeping; the financing of clients’ purchases; and the conduct of directors, officers and employees.

These entities are regulated by a number of different government agencies and self-regulatory organizations, including the SEC and the Financial Industry Regulatory Authority (“FINRA”). Each entity is also regulated by some or all of the following: the New York Stock Exchange, the Municipal Securities Rulemaking Board, the US Department of the Treasury, the Commodities Futures Trading Commission and other exchanges of which it may be a member, depending on the specific nature of the respective broker-dealer’s business. In addition, the US states, provinces and territories have local securities commissions that regulate and monitor activities in the interest of investor protection. These regulators have a variety of sanctions available, including the authority to conduct administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of the broker-dealer or its directors, officers or employees.

FINRA is dedicated to investor protection and market integrity through effective and efficient regulation and complementary compliance and technology-based services. FINRA covers a broad spectrum of securities businesses, including: registering and educating industry participants; examining securities firms; writing rules; enforcing those rules and the federal securities laws; informing and educating the investing public; providing trade reporting and other industry utilities; and administering a dispute resolution forum for investors and registered firms. It also performs market regulation under contract for the NASDAQ Stock Market, the American Stock Exchange and the Chicago Mercantile Exchange.

[44]	12 U.S.C. § 3101, et seq.
[45]	12 U.S.C. § 1841, et seq.
[46]	12 U.S.C. § 2901, et seq.
[47]	UBS AG, Annual Report (Form 20-F), at 48 (Mar. 15, 2012).

Section 1: Public Section	18/25

3.	Regulation and supervision in the UK

The UBS Group’s operations in the UK are mainly regulated by the Financial Services Authority (“FSA”), which establishes a regime of rules and guidance governing all relevant aspects of financial services businesses. The FSA has established a risk-based approach to supervision and has a wide variety of supervisory tools available to it, including regular risk assessments, on-site inspections (which may relate to an industry-wide theme or be firm-specific) and the ability to commission reports by skilled persons (who may be the firm’s auditors, IT specialists, lawyers or other consultants as appropriate). The FSA also has an extremely wide set of sanctions which it may impose under the Financial Services and Markets Act 2000, broadly similar to those available to US regulators.

Certain of UBS AG’s subsidiaries and affiliates are also regulated by the London Stock Exchange and other UK securities and commodities exchanges of which they are members. UBS AG is also subject to the requirements of the UK Panel on Takeovers and Mergers, where relevant. UBS AG London Branch is regulated by both the FSA and FINMA. The UK government has committed to changing the current regulatory structures, including splitting responsibility for prudential regulation and conduct of business regulation and the replacement of the FSA with new regulatory bodies reporting to the Bank of England. These proposals are currently the subject of consultation and legislative consideration.48

Financial services regulation in the UK is conducted in accordance with EU directives which require, among other things, compliance with certain capital adequacy standards, client protection requirements and conduct of business rules (such as the “Markets in Financial Instruments Directive” law issued by the EU). These directives apply throughout the EU and are reflected in the regulatory regimes of the various member states.

[48]	Id., at 49.

Section 1: Public Section	19/25

H.	Principal officers

The following is a list of the members of the Board of Directors and the Secretary of UBS AG as of May 4, 2012.

Name	Nationality	Born	Address	Function in UBS	Year of initial appointment
Axel A. Weber	German	8 March 1957	UBS AG Bahnhofstrasse 45, CH-8098 Zurich Switzerland	Chairman of the Board of Directors/ Chairperson of the Governance and Nominating Committee/ member of the Corporate Responsibility Committee	2012
Michel Demaré	Belgian	31 August 1956	ABB Ltd., Affolternstrasse 44, P.O. Box 5009, CH-8050 Zurich	Independent Vice Chairman /member of the Audit Committee/member of the Governance and Nominating Committee	2009
David Sidwell	American (US) and British	28 March 1953	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	Senior Independent Director/Chairperson of the Risk Committee /member of the Governance and Nominating Committee	2008
Rainer-Marc Frey	Swiss	10 January 1963	Office of Rainer- Marc Frey, Seeweg 39, CH-8807 Freienbach	Member of the Audit Committee/member of the Risk Committee	2008
Ann F. Godbehere	Canadian and British	14 April 1955	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	Chairperson of the Human Resources and Compensation Committee/member of the Audit Committee/member of the Corporate Responsibility Committee	2009
Axel P. Lehmann	Swiss	23 March 1959	Zurich Financial Services, Mythenquai 2, CH-8002 Zurich	Member of the Governance and Nominating Committee/member of the Risk Committee	2009
Wolfgang Mayrhuber	Austrian	22 March 1947	Deutsche Lufthansa AG, Flughafen 302, D-60546 Frankfurt am Main	Chairperson of the Corporate Responsibility Committee / member of the Human Resources and Compensation Committee	2010
Helmut Panke	German	31 August 1946	BMW AG, Petuelring 130, D-80788 Munich	Member of the Human Resources and Compensation Committee / member of the Risk Committee	2004
William G. Parrett	American (US)	4 June 1945	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	Chairperson of the Audit Committee	2008
Isabelle Romy	Swiss	4 January 1965	UBS AG Bahnhofstrasse 45, CH-8098 Zurich Switzerland	Member of the Audit Committee / member of the Governance and Nominating Committee	2012
Beatrice Weder di Mauro	Swiss and Italian	3 August 1965	UBS AG Bahnhofstrasse 45, CH-8098 Zurich Switzerland	Member of the Audit Committee / member of the Corporate Responsibility Committee	2012
Joseph Yam	Chinese and Hong Kong citizen	9 September 1948	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	Member of the Corporate Responsibility Committee/member of the Risk Committee	2011
Luzius Cameron	Australian and Swiss	11 September 1955	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	Company Secretary	2005

49

49 Id., at 204-208.

Section 1: Public Section	20/25

UBS AG operates under a strict dual board structure, as required by Swiss banking law. The management of the business is delegated by the Board of Directors of UBS AG to the UBS Group Executive Board (“GEB”). The GEB assumes overall responsibility for the development of the UBS Group and business division strategies and the implementation of the approved strategies. The following chart provides information on the GEB members as of December 31, 2011.

Name	Nationality	Born	Address	Function in UBS	Year of initial appointment
Sergio P. Ermotti	Swiss	11 May 1960	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	Group CEO	2011
Markus U. Diethelm	Swiss	22 October 1957	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	Group General Counsel	2008
John A. Fraser	Australian and British	8 August 1951	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	Chairman and CEO Global Asset Management	2002
Lukas Gähwiler	Swiss	4 May 1965	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	CEO UBS Switzerland and co-CEO Wealth Management & Swiss Bank	2010
Carsten Kengeter	German	31 March 1967	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	Chairman and CEO Investment Bank	2009
Ulrich Körner	German and Swiss	25 October 1962	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	Group Chief Operating Officer and CEO Corporate Center CEO UBS Group Europe, Middle East and Africa	2009
Philip J. Lofts	British	9 April 1962	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	Group Chief Risk Officer	2008
Robert J. McCann	American (US) and Irish	15 March 1958	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	CEO Wealth Management Americas CEO UBS Group Americas	2009
Tom Naratil	American (US)	1 December 1961	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	Group CFO	2011
Chi-Won Yoon	Korean	2 June 1959	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	Co-Chairman and co-CEO UBS Group Asia Pacific	2009
Jürg Zeltner	Swiss	4 May 1967	UBS AG, Bahnhofstrasse 45, CH-8098 Zurich	CEO UBS Wealth Management and co-CEO Wealth Management & Swiss Bank	2009

50

50 Id., at 212-216.

Section 1: Public Section	21/25

I.	Resolution planning corporate governance structure and processes related to resolution planning

UBS AG adheres to different regulations which – while addressing similar issues – use varying approaches, focus areas and terminology. As a result, the ownership of, and governance over, the different planning activities and deliverables is designed to ensure efficient, effective and consistent resolution planning processes across the different entities within the UBS Group and jurisdictions covered.

UBS AG launched a UBS Group-wide “Too Big To Fail” program (the “TBTF Program”) in the second quarter of 2011. As a top UBS Group priority such program is monitored at the GEB level. The resolution and recovery planning is governed centrally by the UBS Group’s Chief Operating Officer and Chief Financial Officer as the executive sponsors. A global TBTF Program steering committee was established in April 2011 and meets regularly to review the progress of the TBTF Program and approve deliverables as necessary. The composition of the steering committee includes group functions, regions, and divisions that are directly impacted. The composition is regularly reviewed to adjust and amend the membership as the program evolves.

The UBS US RSP was approved by the UBS AG Board of Directors and the UBS Americas Executive Committee. The governance structure for the US TBTF Program consists of a US steering committee established in January 2012 and a working group. The US steering committee is responsible for the overall steering and control of the US TBTF Program and is comprised of senior business and control function representatives. The steering committee is responsible for reviewing the US resolution and recovery planning deliverables and making recommendations for approval by the respective boards of directors and committees.

The US resolution and recovery planning working group is responsible for efficient delivery of requirements, ensuring leverage of the entire organization to effectively cope with regulatory requirements. Clear roles and responsibilities are defined to ensure effective working processes and compliance with decision-making authorities. These include processes required to prepare, verify, and sign off on recovery and resolution plans at each of the global, local and legal entity levels. This assures that senior management, the global TBTF steering committee, local steering committees, and where applicable, the GEB and Board of Directors take responsibility for the content of the deliverables, are comfortable that provided information is appropriate, and implementation issues are adequately addressed at all levels.

Section 1: Public Section	22/25

J.	Description of material management information systems

UBS Group Technology in the Americas has 2,197 full time employees who support the Investment Bank, Wealth Management Americas, Global Asset Management, Wealth Management, Retail & Corporate and Corporate Center. As well as working in the US, this group covers business lines, products and services which flow across borders globally. UBS Group Technology is housed within a centralized logistics business unit.

The UBS Group deals with a large number of banks, market infrastructures, broker dealers, corporations, custodians and investment managers around the world. Its technology platforms form the backbone of communication between these institutions. The UBS Group has multiple memberships throughout the world: stock exchanges, clearing houses, payment systems, and messaging systems.

In the preparation of the UBS US RSP, the UBS Group has identified the key management information systems and applications used for risk management, accounting, and financial and regulatory reporting. The UBS Group has compiled detailed inventories identifying the systems or applications and has mapped these systems to legal entities, core business lines and critical operations.

The UBS Group has further identified the scope, content and frequency of key internal reports (financial, operational, risk management) to run its business and that need to be used in the event of resolution. The UBS Group has included processes and protocols to allow regulators access to these main systems as being designed to permit regulators direct access in partnership with the UBS Group at a time of financial crisis.

In addition to the resolution plan measures, the UBS Group has developed a business continuity plan. The UBS Group’s global business continuity management team includes full-time dedicated professionals covering its global and regional business activities. Under this program, business areas establish, test and maintain tailored business continuity plans. These plans include consideration for communication, critical processes, personnel, technology, functions, and associated recovery times. The business continuity program is subject to review by regulatory authorities. Finally, the UBS Group’s ability to resume critical functions is also dependent upon the business continuity plans established by third parties, including exchanges, vendors and utilities.

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K.	High-level description of resolution strategy including such items as the range of potential purchasers of the company, its material entities and core business lines

The UBS US RSP provides a strategic analysis for the rapid and orderly resolution of each of the Core Business Lines, Critical Operations and Material Entities. As a preliminary matter, the UBS US RSP analyzes which Core Business Lines are saleable in recovery or resolution. The focus on the UBS US RSP with respect to Core Business Lines, therefore, is the preservation of the potential value of any saleable Core Business Lines pending a potential sale. Given the size of the UBS Group’s operations, the range of potential purchasers is likely limited to large financial institutions, and the most likely candidates would be the UBS Group’s competitors in the various Core Business Lines, which are identified in the Annual Report. The treatment of Material Entities within the UBS US RSP varies depending upon the nature of the service or product provided and upon whether or not they support a Core Business Line or a Critical Operation. Where an entity is considered material due to its connection with a Core Business Line, the resolution plan contemplates the sale of the entity or its assets as part of a sale of the Core Business Line as a whole, and if such a sale is not effected the liquidation of the entity.

Section 1: Public Section	24/25

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

    This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ John Connors
Name: John Connors
Title: Executive Director
By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Director

Date: July 6, 2012